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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

99¢ ONLY STORES

(Name of Issuer)

Common Stock, no par value

(Title and Class of Securities)

65440K106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65440K106	Schedule 13D	Page 2 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 3 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): BK
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 4 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 5 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 6 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 7 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,372,054 shares of Common Stock[1]
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,372,054 shares of Common Stock[1]
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,372,054 shares of Common Stock[1]
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
(13)

Percent of Class Represented by Amount in Row (11):

4.8% beneficial ownership of the voting stock based on 70,075,309 shares of Common Stock outstanding after consummation of the offering referenced herein[1]

(14)	Type of Reporting Person (See Instructions): CO

[1]	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with certain other beneficial owners of the Issuer’s shares who collectively own 23,236,812 shares.

CUSIP No. 65440K106	Schedule 13D	Page 8 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule”) relates to shares (the “Shares”) of Common Stock, no par value per share (the “Common Stock”), of 99¢ Only Stores, a California corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 4000 Union Pacific Avenue, City of Commerce, California 90023.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), and LGP Management, Inc., a Delaware corporation (“LGPM”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule, filed herewith as Exhibit 7.1 (the “Joint Filing Agreement”).

GEI V is the record owner of 2,593,939 shares of Common Stock as of the date of this Schedule. GEI Side V is the record owner of 778,115 shares of Common Stock as of the date of this Schedule. GEI V is primarily engaged in the business of investing in securities, and GEI Side V is an affiliated fund of GEI V in the same business. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the Common Stock deemed to be beneficially owned by GEI V and GEI Side V. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such Shares of Common Stock. Each of GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such Shares of Common Stock as to which they are not the record owner. Due to the nature of the Joint Letter, the Reporting Persons could be deemed to be part of a “group” with the Schiffer/Gold Family (as defined in Item 4) within the meaning of Section 13(d)(3) of the Act. The Reporting Persons disclaim beneficial ownership of all Shares of Common Stock beneficially owned by members of the Schiffer/Gold Family as to which no Reporting Person is the record owner.

CUSIP No. 65440K106	Schedule 13D	Page 9 of 15 Pages

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Capital, Holdings, LGP, or LGPM.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael Kirton, and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan, Kirton, and Purdy is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this Schedule, GEI V held 2,593,939 shares of Common Stock and GEI Side V held 778,115 shares of Common Stock, representing an aggregate of 3,372,054 shares of Common Stock, purchased in a series of open-market transactions during June, July, and August 2010 for an aggregate purchase price of $51,731,662.50. The purchase of the Shares was funded through borrowings under GEI V and GEI Side V’s revolving credit facility.

ITEM 4.	PURPOSE OF TRANSACTION

On January 27, 2011, LGP and the Issuer entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which the Issuer agreed to provide to LGP certain confidential information concerning the business and properties of the Issuer (the “Evaluation Material”) and LGP agreed to a standstill with respect to the Issuer’s securities. The Confidentiality Agreement is filed herewith as Exhibit 7.2.

On March 10, 2011, Eric Schiffer and LGP submitted a letter (the “Joint Letter”) to the Board of Directors of the Issuer (the “Board”) proposing a transaction in which the Reporting Persons, together with certain shareholders including Mr. Schiffer (collectively, the “Schiffer/Gold Family”), would acquire the Issuer in a “going private” transaction for $19.09 per share (the “Proposed Transaction”). The Joint Letter is filed herewith as Exhibit 7.3. Due to the nature of the Joint Letter, the Reporting Persons could be deemed to be part of a “group” with the Schiffer/Gold Family within the meaning of Section 13(d)(3) of the Act. As part of the conversations that gave rise to the Joint Letter, LGP and the Schiffer/Gold Family also had preliminary discussions regarding issues that would be addressed in a shareholders’ agreement should any agreement regarding the Proposed Transaction be reached in the future.

The Proposed Transaction would be funded with a combination of debt and equity. The Joint Letter indicates that members of the Schiffer/Gold Family are prepared to contribute a substantial portion of their existing equity ownership of the Company in connection with the

CUSIP No. 65440K106	Schedule 13D	Page 10 of 15 Pages

Proposed Transaction, and would expect to increase their pro forma percentage ownership of the Company. LGP would commit 100% of the cash equity required to consummate the Proposed Transaction, and has received its requisite internal approvals to submit the Joint Letter.

The Joint Letter does not represent a binding commitment, and the Proposed Transaction is contingent on, among other things, (a) completion of due diligence, including financial, legal, accounting and tax diligence; (b) receipt of financing commitments with respect to the financing necessary to complete the Proposed Transaction; (c) negotiation of a satisfactory acquisition agreement with customary terms and conditions; (d) reaching agreement among members of the Schiffer/Gold Family and LGP with respect to the terms of a shareholders’ agreement; and (e) reaching agreements with the management of the Company with respect to their ongoing roles as managers of the Company.

The Reporting Persons intend to have further discussions and other communications with the Schiffer/Gold Family and the Issuer regarding the Proposed Transaction and, subject to terms of the Confidentiality Agreement, may also have discussions and other communications with other persons or entities (including other shareholders of the Issuer) regarding the Proposed Transaction or any other transaction(s) involving the Issuer. In the course of such discussions and communications the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) other actions similar to those enumerated above. Any plan to take any action contemplated in the preceding sentence would also be subject to the terms of the Confidentiality Agreement.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board and management of the Issuer, changes to the composition of the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as they deem appropriate under the circumstances from time to time, and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Except to the extent that the Proposed Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Reporting Persons currently has any other

CUSIP No. 65440K106	Schedule 13D	Page 11 of 15 Pages

plan or proposal that relates to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned
GEI V	0	3,372,054	3,372,054	(1)	4.8	%(1)
GEI Side V	0	3,372,054	3,372,054	(1)	4.8	%(1)
Other Reporting Persons	0	3,372,054	3,372,054	(1)	4.8	%(1)

(1)	The Reporting Persons may be deemed to be members of a group (as discussed in Item 4) with the Schiffer/Gold Family, whose members collectively own 23,236,812 Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 27, 2011, LGP and the Issuer entered into the Confidentiality Agreement, the discussion of which in Item 4 hereof is hereby incorporated into this Item 6 by reference. The description of the Joint Letter in Item 4, above, is incorporated into this Item 6 by reference. The summary of the Confidentiality Agreement and the Joint Letter contained in this Schedule does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement and Joint Letter, filed herewith as Exhibits 7.2 and 7.3, respectively.

Except as described herein, none of the Reporting Persons is party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including

CUSIP No. 65440K106	Schedule 13D	Page 12 of 15 Pages

but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Joint Filing Agreement, dated March 16, 2011.

7.2	Confidentiality Agreement by and between Leonard Green & Partners, L.P. and 99¢ Only Stores, dated January 27, 2011.

7.3	Letter from Eric Schiffer and Leonard Green & Partners, L.P., to the Board of Directors of 99¢ Only Stores, dated March 10, 2011 (incorporated by reference to Exhibit 99.2 to 99¢ Only Stores’ Form 8-K, filed with the Securities and Exchange Commission on March 11, 2011).

7.4	Power of Attorney, dated March 16, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Dated as of March 16, 2011

Green Equity Investors V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side V, L.P. By: GEI Capital V, LLC, its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

GEI Capital V, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Green V Holdings, LLC

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

LGP Management, Inc.

By:	/S/ MICHAEL GENNARO
Name:	Michael Gennaro
Title:	Chief Operating Officer and Secretary

CUSIP No. 65440K106	Schedule 13D	Page 14 of 15 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Joint Filing Agreement, dated March 16, 2011.

7.2	Confidentiality Agreement by and between Leonard Green & Partners, L.P. and 99¢ Only Stores, dated January 27, 2011.

7.3	Letter from Eric Schiffer and Leonard Green & Partners, L.P., to the Board of Directors of 99¢ Only Stores, dated March 10, 2011 (incorporated by reference to Exhibit 99.2 to 99¢ Only Stores’ Form 8-K, filed with the Securities and Exchange Commission on March 11, 2011).

7.4	Power of Attorney, dated March 16, 2011.

CUSIP No. 65440K106	Schedule 13D	Page 15 of 15 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
John Y. Yoon	Vice President
Lily W. Chang	Vice President - Procurement
Lance J.T. Schumacher	Vice President – Tax